Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$172,443,549.45 (1)	$153.10 (2)	$26,401.11
Fees Previously Paid	-		-
Total Transaction Valuation	$172,443,549.45 (1)
Total Fees Due for Filing			$26,401.11
Total Fees Previously Paid			-
Total Fee Offsets			-

Net Fee Due			$26,401.11

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)

Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for fiscal year 2025.

Table 2 – Fee Offset Claims and Sources

Not applicable.

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